

Mail Stop 7010

August 6, 2008

Via U.S. Mail and Fax (27 0 11 476 2637)
Mr. Jacob Hendrik Dissel
Acting Chief Financial Officer
DRDGOLD Limited
299 Pendoring Avenue
Blackheath, Randburg, 2195
South Africa

> **Re: DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2007**
> **Filed December 14, 2007**
> **File No. 0-28800**

Dear Mr. Dissel:

       We have reviewed your response letter dated July 11, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the fiscal year ended June 30, 2007

General

1.   We have considered your responses to prior comments number 1 and 2 from our letter dated April 10, 2008 and prior comments number 2 and 3 from our letter dated June 10, 2008.

        It is the staff's position that determination of mineral reserves should be based on a historic three-year average commodity price. Any change from that method to the use of a single-point price would involve a change in the method of applying an accounting principle and would represent a change in accounting estimate affected by a change in accounting principle. Such a change may only be made if the new accounting principle is justifiable on the basis that it is preferable and would require specific disclosure in the notes to the financial statements. See SFAS 154, pars. 21 and 22.

In addition, disclosure outside of the financial statements should address the following with respect to the change:

- The nature of the change;

- The reasons for the change;

- The impact on reported reserve quantities of the change; and,

- The historical volatility of gold prices and the how use of a single-point price, as opposed to an average price, will impact reserve quantities in periods of rising and falling prices.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant